Swift Rails, Inc. a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years Ended December 31, 2019 & 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Swift Rails, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 24th, 2021

Vincenzo Mongio

Swift Rails, Inc.
Consolidated Condensed Balance Sheets
(Unaudited)

	December 31, 2020		December 31, 2019	
Assets				
Current assets:				
Cash	$	56,763	$	1,890
Cash in Wefunder Escrow		175,191		-
Cash & equivalents	$	231,954	$	1,890
Grant income receivable		1,102		-
Total current assets	$	233,056	$	1,890
Property and equipment (at cost)	$	50,557	$	40,830
Accumulated depreciation	$	(6,303)	$	(613)
Property and equipment (net)	$	44,254	$	40,217
Patent	$	30,005	$	15,333
Total assets	**$**	**307,315**	**$**	**57,441**
Liabilities and Shareholders Equity				
Current liabilities:				
Miscellaneous accrued expenses	$	9,536	$	4,679
Total current liabilities	$	-	$	4,679
Long term liabilities:				
Paycheck Protection Program	$	67,600	$	-
Total liabilities	**$**	**77,136**	**$**	**4,679**
Shareholders' equity:				
Common stock	$	13	$	13
Preferred stock	$	1		
Additional Paid In Capital	$	512,949	$	110,116
Accumulated Deficit	$	(282,783)	$	(57,368)
Total shareholders' equity	$	230,180	$	52,761
Total liabilities and shareholders' Equity	**$**	**307,315**	**$**	**57,441**

Swift Rails, Inc.
Consolidated Condensed Statements of Operations
For the Years Ended December 31, 2020 and 2019
(Unaudited)

	For the Year Ended December, 31			
	2020		**2019**	
Revenue	$	-	$	-
Operating costs and expenses				
Selling, General and Administrative	$	(134,654)	$	(9,721)
Research and Development		(14,695)		(8,304)
Capital raise Costs (legal, commissions, marketing)		(76,813)		(716)
Depreciation and amortization		(5,690)		(613)
Operating Loss	$	(231,851)	$	(19,354)
Other Income (Expenses)				
Grants	$	5,102		
Interest		1,335		-
Net loss from operations	$	**(225,415)**	$	**(19,354)**

Swift Rails, Inc.
Consolidated Condensed Statement of Cash Flows
For the Years Ended December 31, 2020 and 2019
(Unaudited)

		December 31, 2020		December 31, 2019
Cash Flows From Operating Activities				
Net loss from operations	$	(225,415)	$	(19,354)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		5,690		613
NYSERDA grant receivable		(1,102)		
Changes in operating assets and liabilities:				
Accrued expenses		9,536		4,679
Net Cash Used In Operating Activities	$	**(211,291)**	$	**(14,061)**
Cash Flows From Investing Activities				
Patent costs	$	(14,672)	$	(150)
Purchase of property, plant, equipment		(9,727)		(32,085)
Net Cash Used In Investing Activities	$	(24,399)	$	(32,235)
Cash Flows From Financing Activities				
Payment of accrued expenses from 2019	$	(4,679)	$	-
Paycheck Protection Program		67,600		
Preferred equity issued at $5.81, 57,286 shares		332,831		-
Common equity issued at $6.45, 10,853 shares		70,002		-
Equity Issued at $.001 upon C-Corp formation		-		1,329
Net Cash Provided By Financing Activities	$	465,753	$	1,329
Net Increase (Decrease) in Cash	$	230,064	$	(44,967)
Cash at Beginning of Period	$	1,890	$	46,857
Cash at End of Period	$	231,954	$	1,890

Swift Rails, Inc.
Statement of Changes in Shareholders' Equity
Years Ended December 31, 2020, 2019 and 2018

	Common			Preferred				
	# of shares	Equity Issued at Par Value $.00001	Accumulated Paid In Capital	# of shares	Equity Issued at Par Value $.00001	Accumulated Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
12/31/2017[1]			108,800		-	-	(23,404)	85,396
Net operating loss							(14,611)	(14,611)
Equity Issue					-	-		
12/31/2018		-	108,800		-	-	(38,014)	70,786
Net operating loss							(19,354)	(19,354)
Equity Issue[2]	1,329,000	13.29	1,316		-	-		1,329
12/31/2019	1,329,000	13.29	110,116		-	-	(57,368)	52,761
Net operating loss							(225,415)	(225,415)
Equity Issue[3]	10,853	0.11	70,002	57,286	0.57	332,831		402,834
12/31/2020	1,339,853	13.40	180,117	57,286	0.57	332,831	(282,783)	230,180

Notes:

1) Investment into the preceding Swift Rails, LLC

2) Insider purchases of 1,329,000 shares upon the formation of the new C-Corp Swift Rails, Inc in November 2019 for $0.001/share vs. par value of $0.00001 / share

3) Crowdfund equity sale of 57,286 preferred shares at $5.81/share as of 12/31/20, closing date February 15,2021. Sale of 10,853 shares at $6.45 in January 2020.

Note 1 – Organization and Nature of Activities

Swift Rails, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company intends to derive revenue from the design, construction and operation of its ultra-light rail personal rapid transit system. The Company is headquartered in Lancaster, NY.

The Company will continue its equity crowdfunding campaign through 2021 for the purposes of raising operating capital.

Note 2 – Summary of Significant Accounting Policies Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the expense and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. As of December 31st, 2020, the company had $175K held in escrow at a crowdfunding platform. The company has unrestricted access to this cash and the amounts have since been disbursed as of the date of these financials.

Intangible Assets

The Company's intangible assets include both U.S. and international patent application cost. These patents have not yet been issued and there for have not yet been amortized.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated using the Modified Accelerated Cost Recovery System (MARCS) over management's estimate of the asset's useful life, less any nominal amount deemed reasonably necessary to account for salvage value. The balance comprising Property and Equipment consists of costs to develop a prototype Swift Rails vehicle. Management has assessed the recoverability of costs as of each balance sheet date and believes that there is no impairment with respect to these balances.

Selling, General and Administrative

Selling, general and administrative expenses consist of travel, workshop rent, independent contractors involved in general corporate functions including accounting, tax, legal and other miscellaneous expenses.

Capital Raise Costs

Capital raise costs consists of fees associated with an equity crowdfunding campaign such as legal, marketing, and commissions. We anticipate this line item to be non-recurring in future years.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Note 3 – Stockholders' Equity

The Company has authorized 10,000,000 shares of common stock and 500,000 shares pf preferred stock of which 1,339,853 shares of common stock and 57,286 shares of preferred stock were issued and are outstanding.

Common stock holders are entitled to one voter per share. Dividends are declared at the discretion of the company's board of directors.

Preferred stockholders are entitled to cast a number of votes equal to the number of convertible common whole shares. Dividends are declared at the discretion of the company's board of directors and preferred shareholders have priority rights of liquidating distributions.

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 – Debt

The Company obtained $67K in loans under the paycheck protection program. The amount accrues interest at 1% and is due in 2021. The company expects the entire amount to be forgiven in full.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	67,600
2022	-
2023	-
2024	-
2025	-
Thereafter	-

Note 6 - Related Party Transactions

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No related party transactions occurred during the period.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 24th, 2021 the date these financial statements were available to be issued. The PPP loan referenced in Note 5 has since been forgiven in full.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

Concentration risk: products and services

We currently provide a single product offering. If we do not develop successful new products or improve existing ones, our business will suffer. Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve our product offering both independently and together with third parties. We may introduce significant changes to our existing products or develop and introduce new and unproven products and services, including technologies with which we have little or no prior development or operating experience.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Note 9 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not begun to generate revenue, has realized losses since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and

classification of recorded asset amounts or the amounts and classification of liabilities.